Exhibit 99.2

News Release

Intec Pharma Ltd. Announces Changes to Its Board of Directors

JERUSALEM (November 1, 2017) – Intec Pharma Ltd. (Nasdaq, TASE: NTEC), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology, today announced that Mr. Zvi Joseph, founder and Mr. Giora Carni, former CEO of Intec Pharma, will step down from their roles as Directors on the Board of Intec Pharma, and plan to serve as advisors to the Company going forward.

“Zvi and Giora have been instrumental in the founding and early development of the Company, and we are pleased that they are remaining on as trusted advisors. We thank them for their vision and years of dedicated service that have been instrumental in bringing Intec to this critical point,” said John Kozarich, Chairman of the Board of Intec Pharma. “As we take another step toward our goal of becoming a global drug delivery company, we will seek additional independent Directors to provide insight and strategic counsel helping to build long-term shareholder value.”

Dr. Kozarich continued, “We are pleased to have already identified a potential new Board member and look forward to his appointment at our upcoming Annual General Meeting. Mr. Anthony Maddaluna would bring decades of experience in global supply chain management that would be an asset to Intec.”

Mr. Anthony Maddaluna, former Executive Vice President and President of Pfizer Global Supply, will seek election to the Board at the upcoming Annual General Meeting. Upon his election, Mr. Maddaluna would bring to the Board more than four decades of senior level executive management experience in quality, compliance, and customer service from a world-class pharmaceutical global supply chain company.

The Company has engaged the services of a well-recognized executive recruiting firm to continue its global search for additional experienced independent directors.

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, and AP-CBD/THC, an Accordion Pill with the two primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), which is being developed for various indications including low back neuropathic pain and fibromyalgia.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; including uncertainty regarding the Company’s ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Bob Yedid

Life Science Advisors

(646) 597-6989

bob@lifesciadvisors.com